November 14, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:                    Suzanne Hayes, Assistant Director

Joseph McCann, Senior Counsel

Josh Samples, Senior Counsel

RE:                  Lpath, Inc.
Registration Statement on Form S-4
Filed on October 11, 2016
File No. 333-214059

Dear Ms. Hayes:

On behalf of Lpath, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 7, 2016 with respect to the Company’s Registration Statement on Form S-4, filed on October 11, 2016. The Company is concurrently filing Amendment No. 1 to Registration Statement on Form S-4, which includes changes that reflect the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

Staff Comments and Company Responses:

Background of the Merger, page 74

1.              We refer to your disclosures on pages 76 and 81 indicating that as of July 6, your management had discussed and negotiated initial indications of interest with Companies A, B and C. We further note that your disclosures indicate that you and the parties had negotiated proposed economic terms, ownership interests and funding for future operations. Accordingly, please revise to disclose the material terms included in each initial indication of interest received from these three parties. Also, revise to disclose how these terms evolved, if at all, during the negotiations conducted with these parties after the initial indications of interest.

U.S. Securities and Exchange Commission
November 14, 2016

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 76 through 84 of the Registration Statement.

2.              Please revise to provide further detail with regard to:

•                  the financial projections that Apollo management provided to you, as referenced on page 84;

•                  the “open items,” “outstanding issues” and other unresolved matters you reference throughout the Background section, including, without limitation, those matters referenced on pages 88, 91, 95 and 96; and

•                  the material terms of the draft merger documents between Apollo and Lpath, which are referenced throughout this section, including on pages 87, 88, and 94.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 84 through 99 of the Registration Statement.

3.              We refer to the bullet point at the bottom of page 93. Please revise to clarify the board’s basis for concluding that Company A was offering less value than Apollo. In this regard, please disclose the values that would be held by existing Lpath stockholders under the competing proposals/transactions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 95 of the Registration Statement.

Certain Material United States Federal Income Tax Consequences, page 122

4.              Based on the language contained in Exhibits 8.1 and 8.2, the discussion contained in this section of the prospectus is the tax opinion of both sets of counsel. Accordingly, please revise the second full paragraph on page 124 to state that it constitutes their opinion as to the material tax consequences.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 128 of the Registration Statement.

5.              Please revise to remove language qualifying the opinions of counsel. In this regard, we refer to the disclosure on page 124 that the discussion is “intended as a general summary only” and the section headers which indicate that the opinions only cover “certain” material tax consequences. Similarly, please revise the disclosure on page 126 indicating the discussion is not a “complete analysis.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 126 through 130 of the Registration Statement.

6.              We note references on pages 5, 13, 20, 124 and elsewhere in the prospectus concerning what the tax consequences “should” be as well as what the tax consequences are “generally” or “in general.” To the extent that counsel cannot opine on a material tax consequence, please revise

U.S. Securities and Exchange Commission
November 14, 2016

to state this fact clearly, provide the reason(s) for the inability to opine, and discuss the possible alternatives and risks to investors. You may refer to Staff Legal Bulletin No. 19 for further guidance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 5, 13, 20, 128 and 129 and throughout the section titled “The Merger—Material United States Federal Income Tax Consequences” in the Registration Statement.

The Merger Agreement, page 131

7.              We note your cautionary statements in the second paragraph on page 131 concerning the representations and warranties contained in the Merger Agreement. Please note that disclosure regarding an agreement’s representations or warranties in a prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). If you continue to use these cautionary statements, please revise to clarify that you will provide additional disclosure in your public reports to the extent that you are, or become, aware of the existence of material facts that might contradict the representations and warranties contained in the Agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 134 of the Registration Statement.

Exhibit 5.1 — Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP

8.              By assuming “due execution and delivery of all documents where due execution and delivery are prerequisites to effectiveness of such documents,” it appears that counsel is assuming material facts underlying its legal opinion, namely that the registrant has taken all corporate actions necessary to authorize the issuance of the securities. Accordingly, please have counsel revise the opinion to remove this assumption. For guidance, please refer to Part II.B.3.a of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 5.1 — Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP.

9.              The assumption contained in the final sentence of the third paragraph appears to underlie counsel’s opinion concerning valid issuance of the merger shares. Accordingly, please have counsel revise to remove this assumption or explain to us why it is both necessary and appropriate to the opinion.

The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 5.1 — Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP.

U.S. Securities and Exchange Commission
November 14, 2016

Please contact me at (858) 436-8064 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Jeffrey C. Thacker

Jeffrey C. Thacker

cc:                                Gary. J.G. Atkinson, Lpath, Inc.

K. Todd Newton, Apollo Endosurgery, Inc.

Mark B. Weeks, Cooley LLP

John T. McKenna, Cooley LLP

Josh Seidenfeld, Cooley LLP